[redacted]

SECURITI[...]ON

06003563

8-36623

RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 192

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- [redacted] |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Joseph James Financial Services, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**3993 Ridgemonte Court**

(No. and Street)

**Rochester, MI 48306**

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Sloan and Associates, P.C.**

(Name – *if individual, state last, first, middle name*)

**3985 Research Park Drive, Ann Arbor, MI 48104**

(Address) (City) (State) (Zip Code)

PROCESSED MAY 09 2006 THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **Joseph Giordano, President**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Joseph James Financial Services, Inc.**, as of **December 31**, 20 **05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE MARIE JASECKAS
Notary Public, State of Michigan
County of Oakland
My Commission Expires Nov. 3, 2011
Acting in the County of Oakland

Signature

**President**

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JOSEPH JAMES FINANCIAL SERVICES, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2005 and DECEMBER 31, 2004

# JOSEPH JAMES FINANCIAL SERVICES, INC.

# FINANCIAL STATEMENTS

# DECEMBER 31, 2005 and DECEMBER 31, 2004

## TABLE OF CONTENTS

# Sloan and Associates, P.C.

3985 Research Park Drive
Ann Arbor, Michigan 48104
Telephone (734) 929-9970 Facsimile (734) 929-9976


## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Joseph James Financial Services, Inc.
Rochester Hills, Michigan

We have audited the accompanying statements of financial condition of Joseph James Financial Services as of December 31, 2005 and December 31, 2004 and the related statements of income, changes in stockholder's equity, changes in financial condition, and computation of net capital for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examination on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph James Financial Services, Inc. as of December 31, 2005 and December 31, 2004, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Sloan and Associates PC

Sloan and Associates, P.C.
Ann Arbor, Michigan
February 1, 2006

**JOSEPH JAMES FINANCIAL SERVICES, INC.**
**Statements of Financial Condition**
**For the years ended December 31, 2005 and 2004**

## ASSETS

| CURRENT ASSETS: | 2005 | 2004 |
|---|---|---|
| Cash in checking | $ 0 | $ 0 |
| Cash in money market | 10,603 | 10,140 |
| Accounts receivable | 50 | 1,485 |
| Prepaid expenses | 0 | 1,200 |
| Federal income tax receivable | 190 | 427 |
| **Total current assets** | $ 10,843 | $ 13,252 |
| NONCURRENT ASSETS: | | |
| Investment in NASD Stock | 1,600 | 1,500 |
| TOTAL ASSETS | $ 12,443 | $ 14,752 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| CURRENT LIABILITIES: | 2005 | 2004 |
|---|---|---|
| Accounts payable | $ 45 | $ 1,337 |
| Federal income tax payable | 0 | 30 |
| **Total current liabilities** | $ 45 | $ 1,367 |
| STOCKHOLDER'S EQUITY | | |
| Common stock: | | |
| Par value $1 | | |
| Authorized shares - 50,000 | | |
| Outstanding shares - 7,900 | $ 7,900 | 7,900 |
| Retained earnings | 4,498 | $ 5,485 |
| **Total stockholder's equity** | $ 12,398 | $ 13,385 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 12,443 | $ 14,752 |

**JOSEPH JAMES FINANCIAL SERVICES, INC.**
**Statements of Income**
**For the years ended December 31, 2005 and 2004**

| | 2005 | 2004 |
|---|---|---|
| **REVENUE:** | | |
| Commissions | $ 195,416 | $ 122,963 |
| Miscellaneous | 293 | 93 |
| **Total revenue** | $ 195,709 | $ 123,056 |
| **DIRECT EXPENSES:** | | |
| Commissions | $ 188,670 | $ 112,748 |
| **Gross Profit** | $ 7,039 | $ 10,308 |
| **OPERATING EXPENSES:** | | |
| Regulatory fees, taxes and expenses: | $ 5,629 | $ 7,368 |
| Other expense | 2,397 | 2,739 |
| **Total operating expense** | $ 8,026 | $ 10,107 |
| **Net income (loss) before Federal income tax** | $ (987) | $ 201 |
| Loss on sale of stock | 0 | 0 |
| Federal income tax (expense) recovery | 0 | (30) |
| **NET INCOME (LOSS)** | $ (987) | $ 171 |

**JOSEPH JAMES FINANCIAL SERVICES, INC.**
**Statements of Changes in Stockholder's Equity**
**For the years ended December 31, 2005 and 2004**

| | 2005 | 2004 |
|---|---|---|
| **Retained Earnings - January 1,** | $ 5,485 | $ 5,314 |
| **Net Income (Loss)** | (987) | 171 |
| **Retained Earnings - December l,** | $ 4,498 | $ 5,485 |

**JOSEPH JAMES FINANCIAL SERVICES, INC.**
**Statement of Changes in Financial Condition**
**For the years ended December 31, 2005 and 2004**

| | | 2005 | | 2004 |
|---|---|---|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES:** | | | | |
| **Net Income (Loss)** | $ | (987) | $ | 171 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | |
| Changes in: | | | | |
| Accounts receivable | $ | 1,435 | $ | (1,485) |
| Prepaid expenses | | 1,200 | | (1,200) |
| Accounts payable and accrued expenses | | (1,292) | | 1,337 |
| Federal income taxes | | 207 | | 30 |
| Total Adjustments | $ | 1,550 | $ | (1,318) |
| Net cash provided by operating activities | $ | 563 | $ | (1,147) |
| **CASH FLOW USED IN INVESTING ACTIVITIES:** | | | | |
| Investments in NASD Stock | $ | (100) | $ | 0 |
| **CASH FLOW USED IN FINANCING ACTIVITIES:** | | | | |
| NONE | $ | 0 | $ | 0 |
| **NET INCREASE (DECREASE) IN CASH** | $ | 463 | $ | (1,147) |
| **Cash - Beginning of Year** | | 10,140 | | 11,287 |
| **Cash - End of Year** | $ | 10,603 | $ | 10,140 |

**JOSEPH JAMES FINANCIAL SERVICES, INC.**
**Computation of Net Capital**
**For the years ended December 31, 2005 and 2004**

| | 2005 | 2004 |
|---|---|---|
| **TOTAL ASSETS AT DECEMBER 31** | $ 12,443 | $ 14,752 |
| Deduction from and/or charges to equity: | | |
| Non-allowable liabilities | (45) | 0 |
| Less: | | |
| Deduction for haircuts on securities - | | |
| Money Market Savings | (742) | (710) |
| NASD Stock and Warrants | $ (1,600) | $ (1,500) |
| **NET CAPITAL PURSUANT TO RULE 15c3-1** | $ 10,798 | $ 13,252 |

**JOSEPH JAMES FINANCIAL SERVICES, INC.**
**Reconciliation of Audited and Unaudited Statements**
**For the years ended December 31, 2005 and 2004**

| | 2005 | 2004 |
|---|---|---|
| Total assets reported on focus report, Part IIa, Form X-17A-5, as of December 31, 2005 and 2004 | $ 12,253 | $ 13,125 |
| Audit Adjustments | | |
| Prepaid expenses | 0 | 1,200 |
| Federal income tax adjustment | 190 | 427 |
| **Total Assets per Audited Statement** | $ 12,443 | $ 14,752 |

| | 2005 | 2004 |
|---|---|---|
| Total Liabilities reported on focus report, Part IIa, Form X-17A-5, as of December 31, 2005 and 2004 | $ 45 | $ 1,337 |
| Audit Adjustments | | |
| Federal income tax accrual | $ 0 | $ 30 |
| **Total Liabilities per Audited Statement** | $ 45 | $ 1,367 |

# JOSEPH JAMES FINANCIAL SERVICES, INC.
## Notes to the Financial Statements
## For the years ended December 31, 2005 and 2004

### Note 1: Summary of Significant Accounting Policies

**Method of Accounting:**
Joseph James Financial Services Inc. records revenue and expense using the accrual method of accounting.

**Accounts Receivable:**
Account receivables from sponsoring organizations are recognized when the related security is sold. The Company does not handle customer funds. All sales of securities are made payable to the sponsoring organization. The Company uses the allowance method to account for the net realizable value of accounts receivable. No allowance for bad debts was considered necessary at either December 31, 2005 or 2004.

**Federal Income Tax Payable:**
The Company has reported taxable loss of $2,865 for the calendar year 2004 and a taxable loss of $988 for calendar year 2005. Accordingly at statutory income tax rates of 15%, the company has a potential recovery of approximately $340. However, no accrual of this potential refund has been recorded in these financial statements.

**Fees Payable:**
The company accrues commissions payable to the sales representative when the related accounts receivable is realized at the time the related security is sold. Payment of the fees is made upon collection of the related receivable. As of the balance sheet date, the Company was current with the payment of all related fees payable.

### Note 2: Required statements:

The following list of statements and schedules are not required of Joseph James Financial Services, Inc. due to the various exceptions under the applicable rules:

- Statement of Changes in Liabilities Subordinated to claims of creditors.
- Computation of Determination of Reserve Requirements under Rule 15c3-3.
- Information relating to the Possession or Control Requirements under Rule 15c3-3.
- A Reconciliation, including an appropriate explanation of the Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- A copy of the SIPC Supplemental Report.

**Sloan and Associates, P.C.**
**3985 Research Park Drive**
**Ann Arbor, Michigan 48104**
**Telephone (734) 929-9970**
**Facsimile (734) 929-9976**

Board of Directors
Joseph James Financial Services, Inc.
3993 Ridgemont Ct.
Rochester, MI 48306

We have examined the financial statements of Joseph James Financial Services for the years ended December 31, 2005 and 2004, and have issued our report dated February 1, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, and the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness for determining compliance with the exemptive provisions of Rule 15c3-3.

We did not review the practices and procedures followed by the Company in (1) making the quarterly securities examination, counts, verifications, and comparisons and the recordation of differences required under Rule 17a-12, or (2) complying with the requirements for prompt payment for securities for Section 4c of Regulation T of the Board of Governors of the Federal Reserve Board, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Rule 17a-5 states that the scope for the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of examination would be disclosed and, with respect to Rule 15c3-3, should provide reasonable assurance of compliance, in all material respects, with the possession and control requirements of that Rule. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal control in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements; to assist the auditor in planning and performing his examination of financial statements; and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use of disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the evaluation of these actions necessarily requires estimates and judgments by management. However, for the purposes of this report under SEC Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost-benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result form misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with accounting control to future periods is subject to the risk that the procedure may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

Our examination of the financial statements made in accordance with generally accepted auditing standards, including the study and evaluation of the Company's system of internal accounting control for the period ending December 31, 2005, that was made for the purposes set forth in the first paragraph of this report would not necessarily disclose all weakness in the system because it was based on selective tests of accounting records and related data. However such study and evaluation disclosed no conditions which we believe to be material weaknesses.

Sloan and Associates, P.C.
February 1, 2006
Sloan and Associates PC